NuSTATE ENERGY HOLDINGS, INC.

Kevin Yates

Chief Executive Officer

NuState Energy Holdings, Inc.

1201 Main Street, Suite 1980

Columbia, SC 29201

June 3, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

Re: NuState Energy Holdings, Inc.

Amendment No. 2 to Form 10-12G

Filed January 28, 2013

File No. 000-25753

Dear Donald E. Field,

Pursuant to our conversation, NuState Energy Holdings intent is to respond to the comments from the SEC letter dated May 21, 2013 no later than June 15, 2013.

Thank you.

Sincerely,

/s/ Kevin Yates

Chief Executive Officer

NuState Energy Holdings, Inc.

1201 Main Street, Suite 1980, Columbia, South Carolina 29201